Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-191691, 333-204218 and 333-213797 on Form S-8 and Registration Statement Nos. 333-206629 and 333-213798 on Form S-3 of our reports dated February 22, 2018, relating to the consolidated financial statements and financial statement schedule of SCANA Corporation and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an emphasis-of-matter paragraph regarding legal, legislative, and regulatory matters that may result in material impacts to results and the liquidity of the Company as a result of the abandoned Nuclear Project), and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of SCANA Corporation for the year ended December 31, 2017.

/s/DELOITTE & TOUCHE LLP
Charlotte, North Carolina
February 22, 2018